SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

09523Q200

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 7,238
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 7,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,238
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09523Q200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 175,976
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 177,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.3%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 09523Q200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 175,976
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 177,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer
Blue Apron Holdings, Inc.

(b)	Address of Issuer's Principal Executive Offices
28 Liberty Street New York, NY 10005

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A Common Stock, $0.0001 par value

(e)	CUSIP Number
09523Q200
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of December 31, 2020:

(a)	Amount beneficially owned:

D. E. Shaw & Co., L.L.C.:

7,238 shares

This is composed of (i) 6,751 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 387 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (iii) 100 shares in the name of D. E. Shaw U.S. Broad Market Core Alpha Extension Special Portfolios II (MA), L.L.C.

D. E. Shaw & Co., L.P.:

177,976 shares

This is composed of (i) 6,751 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 387 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (iii) 170,838 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

177,976 shares

This is composed of (i) 6,751 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 387 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (iii) 170,838 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	0.1% 1.3%
David E. Shaw:	1.3%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	-0- shares -0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	7,238 shares 175,976 shares
David E. Shaw:	175,976 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	-0- shares -0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	7,238 shares 177,976 shares
David E. Shaw:	177,976 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw U.S. Broad Market Core Alpha Extension Special Portfolios II (MA), L.L.C., and D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw U.S. Broad Market Core Alpha Extension Special Portfolios II (MA), L.L.C. and the managing member of D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 175,976 shares, and the shared power to dispose or direct the disposition of 177,976 shares, the 177,976 shares as described above constituting 1.3% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 177,976 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 16, 2021

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw